LAW DEPARTMENT
                             ICAHN ASSOCIATES CORP.
                            AND AFFILIATED COMPANIES
                         767 FIFTH AVENUE - 47TH FLOOR
                            NEW YORK, NEW YORK 10153
                          TELEPHONE NO. (212) 702-4300
                             FAX NO. (212) 688-1158

MARK DIPAOLO, ASSISTANT GENERAL COUNSEL               DIRECT DIAL: 212-702-4361
                                                      EMAIL:  MDIPAOLO@SFIRE.COM

                                August 18, 2011

VIA EDGAR AND EMAIL
-------------------

United States Securities and Exchange Commission
Division of Corporate Finance - Office of Mergers & Acquisitions
One Station Place - 100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: David Orlic, Special Counsel

RE:  FOREST LABORATORIES, INC. ("FOREST LABS")
     DEFINITIVE ADDITIONAL PROXY SOLICITING MATERIALS
     FILED ON AUGUST 8, 2011 AND AUGUST 11, 2011 BY
     ICAHN CAPITAL LP ET AL.
     FILE NO. 001-05438
     ------------------------------------------------

Dear Mr. Orlic:

     Set forth below, on behalf of Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P., Icahn Partners Master Fund III L.P., High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Mr. Carl C. Icahn (collectively, the "Filing Persons"), is a response to the oral comments from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") received by me on August 17, 2011, relating to the Schedule 14A filed with the Commission by the Filing Persons on August 8, 2011 and August 11, 2011 (the "Schedule 14A").

     The consents of the applicable law firms obtained by the Filing Persons in connection with the filing of the applicable opinion letters were given pursuant to the attorney/client relationships between the Filing Persons and the applicable law firms. The consents were not given to convey a particular message or opinion of the law firms in order to solicit proxies.

     If you have any questions regarding this filing, please contact the undersigned at (212) 702-4361 or Marc Weitzen, Esq. at (212) 702-4388.

                                                           Very truly yours,


                                                           /s/ Mark DiPaolo
                                                           ----------------
                                                           Mark DiPaolo